File No. 82-1264

02 DEC -2 AM 8:03

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

November 26, 2002

02060207

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We have made public the following message today.

- "Bridgestone Unveils Next-Generation Production System for Tires"
- "Bridgestone to Build New Thai Plant to Produce Radial Truck and Bus Tires"

In accordance with the Rule 12g 3-2(b), we herewith enclose above document.

Sincerely,

Akira Suzuki
Treasurer
Bridgestone Corporation

dlw 12/4

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: S. Hata/S. Ozaki
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Unveils Next-Generation Production System for Tires

System is world's first to automate entire manufacturing sequence from materials processing to final inspection

Tokyo (November 26, 2002)—Bridgestone Corporation unveiled a revolutionary new tire production system today. The system automates the entire sequence of processes in tire manufacturing, from the initial processing of materials to the final inspection of the finished tires. It is the world's first production system for tires that extends automation to the inspection process. Bridgestone will refine the system under mass production conditions at a pilot installation in Japan and then will deploy the technology at new and existing plants worldwide. Management at the company will position the new system as a mainstay of Bridgestone Group manufacturing.

The new production system, dubbed Bridgestone Innovative and Rational Development (BIRD), centers on three key elements. One element is Bridgestone's Automated Tire Manufacturing Synchronized System (ATMSS) technology for automating and integrating the processes from materials processing to vulcanization. A second element is the company's Automated Inspection Modular System (AIMS) technology for inspecting finished tires automatically. The third element is Bridgestone's Flow Oriented Approach (FOA) implementation of highly distributed autonomous information processing for managing the entire system and for making necessary information available ubiquitously across the information network.

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BIRD permits unprecedented latitude in designing tires, and it will support the development and production of tires of unprecedented performance and quality. The system can produce multiple sizes of tires simultaneously, which allows for making tires in smaller lots and will therefore reduce inventories. Another advantage of BIRD is the compact configuration of the system. Along with raising productivity, that minimizes energy consumption and reduces output of the greenhouse gas carbon dioxide.

Essential to BIRD are advances that Bridgestone has achieved in refining the production of the intermediate materials used in tires. Underlying those advances has been Bridgestone's unparalleled activity in raw material technologies. The Bridgestone Group participates directly in producing all of the main raw materials used in tires, including natural and synthetic rubber, carbon black and steel cord.

BIRD's compact, integrated configuration will make the system easy to deploy globally. Its automated efficiency, meanwhile, will help sustain the viability of tire manufacturing in the high-wage environments of industrialized nations. BIRD therefore will help the Bridgestone Group continue to serve all principal markets with cost-competitive, locally produced tires of high quality. In addition, BIRD's advanced information processing will allow for monitoring and managing production globally in real time.

Bridgestone has been working on automating the flow of tire manufacturing since the 1980s, and it has put several important advances to work in mass production settings. An example is the company's Automated Continuous Tire Assembly System (ACTAS) for automating tire building. Bridgestone's U.S. operation implemented ACTAS at a plant opened in Aiken County, South Carolina, in 1999.

Although BIRD is an integrated system, it comprises numerous technologies that Bridgestone can deploy separately. The company thus will be able to employ BIRD-related advances at existing plants around the world.

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Summary of BIRD Benefits

1. Adaptability to new kinds of tires
2. Improvements in product quality
3. Reduced size of plant layouts
4. Small-lot production
5. Shortened lead times in production
6. Heightened productivity
7. Reduced environmental impact, including energy conservation
8. Potential for deploying widely
9. Automation of tire inspection
10. Increased reliability

1. Adaptability to new kinds of tires

BIRD offers unprecedented flexibility in accommodating new kinds of tire structure and new kinds of tire materials. BIRD is adaptable to a vast range of tires, including ultrahigh-performance tires.

2. Improvements in product quality

The new system includes several technologies for achieving extremely high precision in tire manufacturing. It supports big gains in tire uniformity and balance.

3. Reduced size of plant layouts

A single BIRD unit can produce between 200,000 and 350,000 passenger car tires annually. And the unit occupies only between one-fourth and one-third as much space as a conventional production layout.

4. Small-lot production

Advances in change-overs between materials allow for changing tire

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sizes continuously. That eliminates the need for producing individual sizes in large lots and reduces the need for large inventories.

5. Shortened lead times in production

Integrating the flow from the initial processing of materials to the inspection of finished tires reduces production lead times greatly. It allows for responding promptly to customer needs.

6. Heightened productivity

The integrated production flow in BIRD synchronizes and links all the component processes and eliminates the need for handling items and maintaining inventories between processes. Overall productivity is more than twice as high as in the newest of Bridgestone's conventional production systems.

7. Reduced environmental impact, including energy conservation

BIRD's compact configuration reduces energy consumption greatly. The system uses about 40% less energy than the newest of Bridgestone's conventional production systems. That helps reduce output of carbon dioxide, which is a cause of global warming.

8. Potential for deploying widely

All of the main advances in BIRD are applicable separately to existing production lines. Bridgestone already has incorporated individual BIRD technologies at tire plants.

9. Automation of tire inspection

The last process in tire production to be automated by any manufacturer was tire inspection. Bridgestone has employed information processing capabilities comparable to those of a supercomputer in its AIMS technology for inspecting tires. That

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system exceeds the capabilities of the human eye in inspecting the outer appearance of tires and in providing quality assurance.

Bridgestone automated inspection technology accomplishes the remarkable feat of emulating and exceeding the capabilities of human inspectors. Human inspectors check tires by touch, as well as visually, and they draw on their accumulated experience in interpreting what they feel and see. These capabilities of humans are all but impossible to emulate in any setting. And they are all the more difficult match in detecting small irregularities on the black surfaces of tires. Until Bridgestone developed its inspection technology, lots of people in the industry regarded this as an impossible task.

10. Increased reliability

The patented FOA information processing technology that Bridgestone uses to manage BIRD includes a self-diagnostic function. It also allows for remote monitoring and analysis of production processes in real time.

FOA differs fundamentally from conventional systems that provide for sharing data files on a host computer or on a file server. Instead, each source of information broadcasts its information directly over the network. Information about any aspect of production is available immediately and ubiquitously across the network to everyone who needs the information. That allows for gathering and analyzing information in ways that are impossible with conventional information systems, and it allows for handling data freely, quickly and easily.

Management at Bridgestone plans to employ FOA as an information framework for the Bridgestone Group's 45 tire plants worldwide. FOA will upgrade the group's capabilities in quality assurance and raise the group's efficiency in manufacturing.

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BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

FOR IMMEDIATE RELEASE
Contact: S. Hata/S. Ozaki
(81-3) 3563-6811

Bridgestone to Build New Thai Plant to Produce Radial Truck and Bus Tires

Company's third tire plant in Thailand will begin operation in second half of 2004

Tokyo (November 26, 2002)—Bridgestone Corporation announced today that it will build a new plant in Chonburi, Thailand, to produce radial tires for trucks and buses. The new plant will begin operation in the second half of 2004 and will have production capacity of 2,500 tires a day. It will export tires to the Americas, Europe, the Middle East and Africa, as well as to other Southeast Asian nations. Bridgestone will invest approximately ¥17 billion ($136 million @ $1 = ¥125) in the new plant, which will operate as Bridgestone Tire Manufacturing (Thailand) Co., Ltd.

The new plant is a move to provide a multilateral, global response to the growing worldwide demand for truck and bus tires. Bridgestone projects especially strong growth in demand in the newly emerging markets of China, Southeast Asia, Southwest Asia and the Middle East.

Bridgestone already operates two tire plants in Thailand's Rangsit and Nong Khae districts through another subsidiary, Thai Bridgestone Co., Ltd. The new plant will receive extensive technical support from those operations. Other advantages of placing the plant in Thailand include the ready availability of raw materials and quality labor, along with a business environment that is conducive to industry.

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The Bridgestone Group produces tires in 23 nations, and the new plant will be the group's 46th tire plant. The group presently operates 13 plants that produce radial tires for trucks and buses, including three—in Amagi, Japan; Warren County, Tennessee, United States and Shenyang, China—that produce those tires exclusively. The new plant will be the group's 14th plant that produces radial tires for trucks and buses and the fourth Bridgestone Group plant that makes only those tires. It will concentrate on producing tires for export markets, reflecting Bridgestone's growing emphasis on building a flexible supply network for serving demand globally.

Bridgestone Tire Manufacturing (Thailand) Co., Ltd.

Ownership	Bridgestone Corporation 100%
Established	March 24, 2000
Plant site	Chonburi, Thailand
Site size	58 hectares
Planned start of production	Second half of 2004
Production items	Radial tires for trucks and buses
Initial investment	About ¥17 billion ($136 million @ $1 = ¥125)
Planned production capacity	2,500 tires/day

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 79 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

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